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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                              (Amendment No. 16)*


                        Shorewood Packaging Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   825229107
                        ------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745 (10-88)

===============================================================================


  CUSIP NO. 825229107                                         Page 2 of 5 Pages
           ----------                                         -----------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ARIEL CAPITAL MANAGEMENT, INC.                    John W. Rogers, Jr.
      IRS ID# 36-3219058                                SSN # ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      Not Applicable                                            (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Illinois Corporation

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            Ariel - 5,518,982**              Rogers - 0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          Ariel - 0                        Rogers - 0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             Ariel - 5,615,882**              Rogers - 0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          Ariel - 0                        Rogers - 0

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
                          Ariel - 5,615,882                Rogers - 0
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
       Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
                   Ariel - 5,615,882/27,560,000=20.38%     Rogers - 0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
                   Ariel - IA                              Rogers - HC

------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

* This report is being made on behalf of John W. Rogers, Jr., President and principal shareholder of Ariel Capital Management, Inc., who may be deemed to have beneficial ownership of the securities of the issuer. Mr. Rogers disclaims beneficial ownership of shares held by Ariel Capital Management, Inc.

**On November 26, 1999, Ariel Capital Management, Inc. entered into a stock purchase agreement with Chesapeake Corporation pursuant to which Ariel agreed to use its best efforts to cause its clients to sell to Chesapeake 4,106,440 shares of common stock of the Issuer, subject to adjustment as set forth in the purchase agreement. The consummation of this transaction is subject to certain conditions. See Item 4.

                                                                Date: 11/30/99
                                                                     -----------
                                                                     Page 3 of 5


Item 1(a)    Name of Issuer:

             Shorewood Packaging Corporation

Item 1(b)    Address of Issuer's Principal Executive Offices:

             277 Park Avenue, New York, NY 10172-3000

Item 2(a)    Name of Person Filing:

             Ariel Capital Management, Inc.

Item 2(b)    Address of Principal Business Office:

             307 North Michigan Avenue, Chicago, IL 60601

Item 2(c)    Citizenship:

             an Illinois corporation

Item 2(d)    Title of Class of Securities:

             Common Stock

Item 2(e)    CUSIP Number:

             825229107

Item 3. This statement is filed pursuant to Rule 13-d-1(b) or 13d-2(b) and the person filing is an investment adviser registered under section 203 of the Investment Advisers Act of 1940.

Item 4.      Ownership.

             (a)  Amount Beneficially Owned:

                  (See Page 2, No. 9)

                                                               Date:  11/30/99
                                                                     -----------
                                                                     Page 4 of 5

         (b)  Percent of Class:

              (See Page 2, No. 11)

         (c)  Number of shares as to which each person has:

              (i)   sole power to vote or to direct the vote
                    (See Page 2, No. 5)

              (ii)  shared power to vote or to direct the vote
                    (See Page 2, No. 6)

              (iii) sole power to dispose or to direct the disposition of
                    (See Page 2, No. 7)

              (iv) shared power to dispose or to direct the disposition of (See Page 2, No. 8)

         *** On November 26, 1999, Ariel Capital Management, Inc. ("Ariel") and Chesapeake Corporation ("Chesapeake") entered into a stock purchase agreement (the "Purchase Agreement"), pursuant to which Ariel agreed to use its best efforts as investment advisor to exercise its discretionary authority to cause Ariel's clients to sell to Chesapeake an aggregate of 4,106,440 shares of common stock of the Issuer, representing approximately 14.9% of the outstanding common stock of the Issuer, at a purchase price of $17.25 per share or approximately $70,836,000 in the aggregate. The Purchase Agreement is conditioned on the satisfaction of various conditions, including, without limitation, the satisfaction of the requirements of the Hart-Scott-Rodino Antitrust Improvements Act and that the transaction not be subject to any governmental proceeding. The closing of the Purchase Agreement is expected to occur on the second business day following the satisfaction of such conditions.

Item 5.  Ownership of Five Percent or Less of a Class.

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [_]


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

              All securities reported upon this Schedule are owned by investment advisory clients of Ariel Capital Management, Inc., no one of which to the knowledge of Ariel Capital Management, Inc. owns more than 5% of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable.

                                                                 Date: 11/30/99
                                                                  Page 5 of 5


                                   SIGNATURE

     The undersigned hereby agree that this statement is being filed on behalf of each of them and hereby certify, after reasonable inquiry and to the best of their knowledge and belief, that the information set forth in this statement is true, complete and correct.



                                      ARIEL CAPITAL MANAGEMENT, INC.

                                      By: /s/ Eric T. McKissack
                                          -------------------------------
                                              Eric T. McKissack
                                              Co-Chief Investment Officer and
                                              Senior Vice President



                                      JOHN W. ROGERS JR. *
                                      --------------------
                                      JOHN W. ROGERS JR.




                                      *By: /s/ Eric T. McKissack
                                          -------------------------------
                                               Eric T. McKissack



DATED: December 9, 1999
       ----------------


     * Eric T. McKissack signs this document on behalf of John W. Rogers, Jr. pursuant to the power of attorney attached as Exhibit 1 to the Schedule 13G filed with the Securities and Exchange Commission on or about January 10, 1994, on behalf of Ariel Capital Management, Inc. and John W. Rogers, Jr. with respect to Oshkosh B'Gosh, Incorporated, which said power of attorney is hereby incorporated by reference.